CALYPSO WIRELESS, INC.
EXECUTIVE EMPLOYMENT AGREEMENT

THIS   EXECUTIVE   EMPLOYMENT   AGREEMENT ("Agreement"), is entered into on August 21, 2007 and effective as of August 21, 2007, by and between CALYPSO WIRELESS, INC., a Delaware corporation (“CALYPSO”), and CHERYL L. DOTSON (the “Executive”).

WHEREAS, CALYPSO has experienced considerable success in the business of designing, engineering, researching and developing wireless technology, cellular telephones and other equipment; and

WHEREAS, CALYPSO wishes to employ Executive in the capacity of CHIEF FINANCIAL OFFICER for a minimum period of One (1) year; and

WHEREAS, the Executive wishes to become an employee of CALYPSO as its CHIEF FINANCIAL OFFICER; and

WHEREAS, the parties believe it to be in their mutual interest to set forth in writing the terms and conditions of Executive’s employment by CALYPSO; and

WHEREAS, the Agreement shall govern the employment relationship between the parties from and after the effective date hereof and it supersedes all previous employment agreements between them, except as defined below, either written or oral, heretofore made.

NOW, THEREFORE, in consideration of the foregoing, the parties agree as follows:

          1.         Recitals.  The above recitals are true and correct and fully incorporated herein and form an integral part of this Agreement.

          2.     Intent and Scope of Agreement. The purpose of this agreement is for Calypso to execute an employment agreement that allows it to procure the services of the Executive as its Chief Financial Officer. This agreement does not supersedes the previous Executive Employment Agreement with respect to amount owned and previous stock options or stocks.

          3.             Employment.  CALYPSO hereby employs the Executive to serve as its Chief Financial Officer, and the Executive hereby accepts such employment with CALYPSO upon the terms and conditions hereinafter set forth.  The duties, responsibilities and requisites of Executive shall be at a minimum as set forth in the attached job description, but shall remain commensurate with such title and shall not diminish in quality from that currently experienced by Executive.

          4.             Term.  The term (which, for purposes of the Agreement, shall include any extensions) of the Agreement shall commence as of the date of the signing of this Agreement, and, except as otherwise provided in Section 12 hereof, shall terminate one year from such commencement date (the “Initial Term”), and shall include all additional periods, as extended.  At the expiration date, and each year thereafter, this Agreement shall be renewed upon mutual consent and agreed upon terms, of CALYPSO and Executive for an additional period to be negotiated by the parties.

          5.             Compensation.

               A.           Base Compensation.  For all services rendered during the term of this Agreement by the Executive to CALYPSO, the Executive shall receive base compensation of $ 140,000.00 per annum (One Hundred Forty Thousand US Dollars) (the “Base Compensation”).  Commencing on August 21, 2007. CALYPSO shall pay Executive the Base Compensation in twenty-four (24) equal Semi-Monthly payments commencing on the commencement date as provided in section 4 hereof, and paid every 15th and every 30th of the month (except the month of February which shall be paid on the 28th).

               B.           Bonus Payment. Executive shall receive an additional compensation of 200,000 (Two Hundred Thousand) S-8 Free Trading shares of CALYPSO as a signing bonus upon signature of this employment agreement. The stocks certificate will be delivered to the Executive after Calypso filed the S-8 or as soon therefore as practical and the transfer agent issue the stock certificate.

               C.           Bonus Payment. Executive shall receive an additional compensation of $ 10,000.00 (Ten Thousand) as a signing bonus upon signature of this employment agreement.

               D.           Additional Compensation to Executive.  In addition to the compensation stated above, Executive shall receive 250,000 (Two Hundred Fifty Thousand) stock options at a price of .18 cents (Eighteen cents) per share of CALYPSO per year for the duration of this Employment Agreement and providing that she is not terminated pursuant to the provisions of paragraph 14 (B), and will be fully vested if there is a change in control pursuant to paragraph 15.

               E.           Board of Directors Compensation.   If during the term of this Agreement the Executive participates as a member of the Board of Directors, in addition to the compensation stated above, Executive shall receive a compensation for serving as a member of the Board of Directors of Calypso Wireless, Inc. in the amount determined by the Board of Directors of CALYPSO in its absolute and sole discretion for all members of the Board. Said Board of Directors Compensation shall be in addition to the base compensation and all other forms of compensation described herein in 5(A)-(D).

      6.             Duties and Restrictions.

      6.1           Position.  During the term of this Agreement, the Executive shall serve as Chief Financial Officer of CALYPSO and shall devote time, attention, energy and skills to the faithful and diligent performance of his duties, including, without limitation, participating in the prosecution or defense of any litigation on behalf of CALYPSO, which may include traveling as reasonably requested by CALYPSO.   Except as otherwise agreed between CALYPSO and EXECUTIVE from time to time Employee agrees to devote 50% of his business time, attention, skill, and efforts to the performance of his duties and responsibilities on behalf of CALYPSO which shall be assigned to him from time to time by the CALYPSO, if pay is current.  The CFO shall work on site at Calypso’s offices at least five days per month with expenses paid by CALYPSO and devote at least twenty hours per week to Calypso and shall be responsible for performing all of the functions expected of a CFO of a publicly traded company.  Nothing in this Agreement shall preclude Executive from devoting reasonable periods required for:

(a)	serving as a director or member of a committee of any organization or corporation involving no conflict of interest with the interests of Calypso;

(b)
serving as a consultant or an academic faculty in his area of expertise (in areas other than in connection with the business of Calypso), to government, industrial, and academic panels where it does not conflict with the interests of Calypso; and

(c)	managing his personal investments or engaging in any other noncompeting business;

provided that such activities do not materially interfere with the regular performance of his duties and responsibilities under this Agreement.  “The Business of Calypso” for purposes of this paragraph and this Agreement shall mean work in the area of telecommunications.

      6.2           Non-Disclosure.  Executive agrees that he will not disclose, now or at anytime in the future, any information which is treated by Calypso as confidential, including, but not limited to, information relating to the business of Calypso, any of Calypso's products, customers, affairs, trade secrets, developments, methods of distribution and any other information relating to Calypso which Calypso shall deem proprietary, to any person, firm, company, corporation, association, or any other entity provided that disclosure of confidential information may be made (i) to the extent that such information is generally available and known in the industry, through no action of Executive, or (ii) as required by law.

      6.3           Return of Documents. Upon the expiration or termination of this Agreement, Executive shall not remove from Calypso, without written consent of Calypso, any manuals, records, drawings, blueprints, data, tables, calculations, letters, documents, or any copy or other reproduction thereof, or any other property or confidential information, of or pertaining to Calypso or any of its subsidiaries.  All of the foregoing shall be returned to Calypso on or before the date of expiration or termination of employment.

      6.4           No Actions In Conflict of Calypso’s Interest.  Executive recognizes that the services to be performed by him pursuant to this Agreement are special, unique and extraordinary.  The parties confirm that it is reasonably necessary for the protection of Calypso’s goodwill that Executive agree not to act in any way that would be detrimental to Calypso and constitute a conflict of interest.  Therefore, during the term of this Agreement, Executive will not, directly or indirectly, except for the benefit of Calypso:

(i)
solicit, cause or authorize, directly or indirectly, to be solicited for or on behalf of himself or third parties from parties who are or were customers of Calypso (including its present and future subsidiaries and affiliates) at any time during the term of this Agreement, any business similar to the business transacted by Calypso with such customer.  This shall not preclude Executive from soliciting the services of a supplier or customer of Calypso in furtherance of a noncompeting business as allowed under Paragraph 6(a) hereof; or

(ii)
accept or cause or authorize, directly or indirectly, to be accepted for or on behalf of himself or third parties, business from any such customers of Calypso (including its present and future subsidiaries and affiliates), except as allowed in the last sentence of Paragraph 6.4 (i) above; or

(iii)
solicit, or cause or authorize, directly or indirectly, to be solicited for employment for or on behalf of himself or third parties, any persons who was at any time during the term of this Agreement, employees of Calypso (including its present and future subsidiaries and affiliates); or

(iv)
employ or cause or authorize, directly or indirectly, to be employed for or on behalf of himself or third parties, any such employees of Calypso (including its present and future subsidiaries and affiliates); or

(v)
use the trade names, trademarks, or trade dress of any of the products of Calypso (including its present and future subsidiaries and affiliates); or any substantially similar trade name, trademark or trade dress likely to cause, or having the effect of causing, confusion in the minds of manufacturers, customers, suppliers and retail outlets and the public generally.

      6.5           Assignment of Inventions.  If at any time during the term of this Agreement (either alone or with others) Executive makes, conceives, creates, discovers, invents or reduces to practice any invention, modification, discovery, design, development, improvement, process, software program, work of authorship, documentation, formula, data, technique, know-how, trade secret, or intellectual property right whatsoever or any interest therein (whether or not patentable or registrable under copyright, trademark or similar statutes or subject to analogous protection (each, an “Invention”) that (i) relates to the Business of Company or any of its Affiliates or any customer of or supplier to Company or any of its Affiliates or any of the products or services being developed, manufactured or sold by Calypso or any of its Affiliates or which may be used in relation therewith; or (ii) results from tasks assigned to Executive by Calypso or any of its Affiliates; or (iii) results from the use of premises or personal property (whether tangible or intangible) owned, leased or contracted for by Calypso or any of its Affiliates, then all such Inventions and the benefits thereof are and shall immediately become the sole and absolute property of Calypso and its assigns, as works made for hire or otherwise.  Executive hereby agrees that he shall promptly disclose to Calypso (or any persons designated by it) each such Invention.  Executive hereby assigns all rights (including, but not limited to, rights to any inventions, patentable subject matter, copyrights and trademarks) he may have or may acquire in the Inventions and all benefits and/or rights resulting therefore to Calypso and its assigns without further compensation and shall communicate, without cost or delay, and without disclosing to others the same, all available information relating thereto (with all necessary plans and models) to Calypso.  Notwithstanding anything contained in this Agreement or in this Paragraph, any Invention that does not relate to the area of telecommunications shall remain the exclusive property of Executive and Calypso shall have no claim to such Invention, and under no circumstances shall Executive have the duty or obligation to assign all rights (including, but not limited to, rights to any inventions, patentable subject matter, copyrights and trademarks) he may have or may acquire to such Inventions and all benefits and/or rights resulting therefore.

      7.           Facilities.  The Executive shall be furnished with such facilities and services as are adequate and sufficient in the reasonable opinion of the Executive for the performance of his duties, this shall include without limitation a private office, computer equipment, administrative assistant, office furniture and similar facilities..

      8.           Employee Benefits.  CALYPSO agrees to provide the Executive with the following benefits:

A.               Vacation.  The Executive shall be entitled each year to vacation time that totals two (2) weeks, during which time his compensation shall be paid in full. All vacation time shall be taken at times and in duration convenient to CALYPSO.  The vacation time provided herein shall not be cumulative and not carried forward to any subsequent year(s) by the Executive.

B.                Holidays.  Executive shall be entitled to the following Holidays:  New Year’s Day, Good Friday, Memorial Day, 4th of July, Labor Day, Thanksgiving, the Friday after Thanksgiving, Christmas Eve, Christmas Day, and one Floating Holiday.

C.               Employee Benefits.  During the Term of this Agreement, CALYPSO shall provide the Executive with any other fringe benefits generally available to employees of CALYPSO, such as medical – health plan.

      9.           Development and Other Activity Expenses.  CALYPSO recognizes that the Executive will have to incur certain out-of-pocket expenses, including, but not limited to, travel expenses, relating to his services and CALYPSO’s business, and CALYPSO agrees to promptly reimburse the Executive for all reasonable expenses necessarily incurred by him in the performance of his duties to CALYPSO upon presentation of a receipt, voucher, copy of credit card statement or documentation indicating the amount and business purposes of any such expenses.  These expenses include, but are not limited to, travel, meals, entertainment, etc.

      10.           Sick Leave.  The Executive shall be entitled to five (5) days sick leave during each calendar year, which amounts shall not be cumulative.

      11.           Office and Support Staff.  During the term of this Agreement, Executive shall be entitled to an office of a size and with furnishings and other appointments, and to secretarial and other assistants, at least equal to those provided to other management level employees of CALYPSO and as further addressed in section 7 herein.

      12.           Termination.

A.               Grounds.  Executive can only be terminated for cause pursuant to clause 13 A and B, 14 A & B and 15.

B.                Notice of Termination. Any termination by CALYPSO shall be communicated by Notice of Termination to the Executive and vice versa.  For purposes of this Agreement, a “Notice of Termination” means a written notice which indicates the date of termination.

      13.           Definitions.  For the purposes of this Agreement, the following terms shall have the following definitions:

A.           “Disability” means a complete physical or mental inability, confirmed by an independent licensed physician, to perform substantially all of the services described in Section 3 hereof that continues for a period of 30 consecutive days during any six month period.

B.           “Voluntary Termination” means the Executive’s voluntary termination of his employment. Voluntary refusal to perform services shall not include taking a vacation in accordance with Section 8.(A.) hereof, or the Executive’s failure to perform services on account of his illness or the illness of a member of his immediate family, provided such illness is adequately substantiated at the reasonable request of CALYPSO, or any other absence from service with written consent of the Board of Directors.

      14.        Compensation Upon Termination – Obligations of CALYPSO Upon Termination.

                A.           If the Executive shall suffer a death or a termination hereunder based upon Executive’s Disability, as defined under Section 13, CALYPSO shall pay the Executive the following:

          (i).           the Executive’s full Base Compensation including any past due amounts up to the Date of Termination at the rate in effect on the Date of Termination;

        B.           If the Executive shall suffer a Termination based upon any of the following circumstances, he shall receive no compensation, separation pay, stock options or any employment benefits referenced in this or any other agreement:

1.              He commits a felony, or any misdemeanor criminal offense involving a crime of dishonesty, moral turpitude or violence;
2.              He abuses alcohol or uses illegal narcotics;
3.              Engages in insubordination;
4.              He commits gross negligence in the performance of his duties;
5.              He breaches his fiduciary obligations as Chief Financial Officer;

          C.             If the Executive is terminated for any other reason, he shall receive (90) days (Ninety Days) pay, plus pro-rated stock options as enumerated herein.

 15.     Change in Control.  In the event of a Change in Control, as defined below, the Executive or CALYPSO, shall have the option at any time within 30 days after the Change in Control occurs to terminate Executive’s employment.

          A.           Notice.  Written notice that a “Change in Control” has occurred must be delivered by CALYPSO within five (5) days after such “Change in Control” occurs.  Proper notice to effectuate a termination upon Change in Control shall be the date the Executive or CALYPSO receive written notice which (i) indicates that this Employment Agreement is being terminated on the basis of Change in Control, and, (ii) sets forth in reasonable detail the facts and circumstances claimed to provide a basis for such termination.

          B.           Definitions – Change in Control.

(i)                  “Acquiring Person” means that a Person, considered alone or together with all Control Affiliates and Associates of that Person, is or becomes directly or indirectly the beneficial owner of securities representing at least fifty-one (51) percent of CALYPSO’s then outstanding securities entitled to vote generally in the election of the Board.

(ii) “Affiliate” means any “subsidiary” or “parent” corporation (within the meaning of Section 424 of the Code) of CALYPSO.

(iii) “Board” means the Board of Directors of CALYPSO.

(iv) “Control Affiliate” with respect to any Person, means an Affiliate as defined in Rule 12B-2 of the General Rules and Regulations under the Exchange Act, as amended as of January 1, 1990.

(v) “Exchange Act” means the Securities Exchange Act of 1934, as amended and as in effect from time to time.

(vi)              “Person” means any human being, firm, corporation, partnership, or other entity.  Person also includes any human being, firm, corporation, partnership, or other entity as defined in Section 13(d)(3) and 14 (d)(2) of the Exchange Act, as amended as of January 1, 1990.  The term Person does not include CALYPSO or any related entity within the meaning of Code Section 1563(a), 414(b) or 414(c), and the term Person does not include any employee-benefit plan maintained by CALYPSO or by any Related Entity, and any Person or entity organized, appointed, or established by CALYPSO or by any subsidiary for or pursuant to the terms of any such employee-benefit plan, unless the Board determines that such an employee-benefit plan, or such Person or entity is a Person

(vii) “Change in Control”. For purposes of this Agreement, a “Change in Control” shall mean any of the following events:

(a) In the event a Person is or becomes an Acquiring Person;

(b) In the event a Person enters into a agreement that would result in that Person becoming an Acquiring Person;

(c)               In the event that CALYPSO enters into any agreement with Person that involves the transfer of at least fifty-one (51) percent of CALYPSO’s total assets on a consolidated basis, as reported in CALYPSO’s consolidated financial statements filed with the Securities and Exchange Commission, or, if CALYPSO is not required to file consolidated financial statements with the Securities and Exchange Commission, similar financial statements;

(d)               In the event that CALYPSO enters into an agreement to merge or consolidate CALYPSO or to effect a statutory share exchange with another Person, where the Person and its subsidiaries and affiliates own at least fifty-one (51) percent of the company, if CALYPSO is not intended to be the surviving or resulting entity after the merger, consolidation, or statutory share exchange;

(e) A complete liquidation or dissolution of CALYPSO;

(f)                Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any Person acquired Beneficial Ownership as defined in the Exchange Act of more than the permitted amount of the then outstanding securities as a result of the acquisition of securities by CALYPSO which by reducing the number of securities then outstanding, increased the proportional number of shares Beneficially Owned by the subject Person(s) provided that if a Change in Control would occur as a result of the acquisition of securities by CALYPSO, and after such share acquisition by CALYPSO, the Person becomes the Beneficial Owner of any additional securities which increases the percentage of the then outstanding securities Beneficially Owned by the subject Person, then a Change in Control shall occur.

C.           Compensation Upon Termination Based Upon Change in Control – Payment of Excise Taxes.  If a termination occurs upon a Change in Control as defined above, and the change control takes place during the first twelve months of this agreement hen the Company shall pay the Executive those same amounts at the same time as indicated in Section (14). All stock options for that year will fully vest.

      16.           Notices.  All notices required to be given under the Agreement shall be in writing, sent certified mail, return receipt requested, postage prepaid, to the following addresses:

 (A)           If to the Executive, then to:      Cheryl L. Dotson
        4126 Harbour Circle
        Missouri City, TX 77459

 (B)           If to CALYPSO, then to:            Calypso Wireless, Inc.
                                                                        2500 NW 79 Ave, Suite 220
                                                                Doral, FL. 33166

                                Attention:  President & CEO

      17.           Governing Law and Venue.  The Agreement shall be governed by and construed in accordance with the laws of the State of Florida.  Venue for any action or suit brought hereunder or in connection herewith, or relating hereto, shall lie with the Courts in and for Miami-Dade County, Florida.

      18.           Waiver.  The waiver by either party hereto of any breach of any provision of the Agreement shall not operate or be construed as a waiver of any subsequent breach by either party hereto.

      19.           Binding Effect and Assignment.  The Executive acknowledges that his services are unique and personal.  Accordingly, the Executive may not assign his rights or delegate his duties or obligations under this Agreement.  The Executive’s rights and obligations under this Agreement shall inure to the benefit of and shall be binding upon the Executive’s heirs, personal representatives and successors and assigns.  The Agreement shall be binding upon CALYPSO’s successors and/or assigns.

      20.           Attorneys Fees.  In the event either party files any action or suit regarding any of the terms of this Agreement or in relation to, or involving, Executive’s employment by CALYPSO, then the prevailing party shall be entitled to recover upon final judgment on the merits its or his reasonable attorney's fees and court costs (including, without limitation, appellate attorney’s fees and court costs) incurred in bringing such action and all costs or expenses, including, without limitation, attorney’s fees and court costs, incurred in collecting any judgment .

      21.           Indemnification and Hold Harmless Provision. CALYPSO hereby agrees to indemnify Executive, his heirs, successors, and assigns and hold Executive harmless from any and all liabilities, obligations, expenses, fees, and costs (including attorney’s and professional fees) of every kind, nature, and description, which now exist or may exist now or hereafter with respect to Executive’s activities, duties, or responsibilities as Chief Financial Officer of CALYPSO, or any subsequent position, or in relation to any of CALYPSO’s subsidiaries, affiliates, or related entities.  Such indemnification and hold harmless benefits shall be payable by CALYPSO whenever incurred by Executive so long as such costs or expenses relate to or arise from such activities, duties, and responsibilities of Executive and shall not be in any way be dependent upon Executive’s employment with CALYPSO. Calypso shall be required to purchase adequate directors/officers insurance, or other adequate insurance insuring Calypso’s obligation as set forth in this Section 21.

  In the event Executive is made a party to a lawsuit or is involved in a legal proceeding in any manner (including by subpoena or as a witness), which relates directly or indirectly to Calypso or the Executive’s performance of his duties under this Agreement, in which Executive in his sole discretion believes that it is in his best interest to retain independent legal and other professional counsel. Calypso will pay for such legal counsel.

      22.           Non-Compete Clause. For a period of one (1) years after the conclusion of his employment with Calypso, the Executive shall not engage in any employment or work for any company or third party, including consulting engagements, that is directly involved in competition with Calypso Wireless or any of its subsidiaries or successors in interest without written consent from the Company. This shall include but not be limited to any business entity involved in the development, servicing or manufacture of wireless communications of any type, including but not limited to cellular telephones. In addition, the Executive shall not directly or indirectly solicit any Calypso employees, contractors, or vendors to gain employment or business affiliation with any business that competes directly with Calypso.

      23.           Entire Understanding; Amendment.  The Agreement contains the entire understanding of the parties relating to the employment of the Executive by CALYPSO and supersedes any and all previous agreements among the parties.  It may not be changed orally but only by an agreement in writing signed by the party or parties against whom enforcement of any waiver, change, modification, extension or discharge is sought.

****

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands and seals the day and year first above written.

EXECUTIVE:
/s/Cheryl L. Dotson

CALYPSO WIRELESS, INC.,
A DELAWARE CORPORATION

/s/ Julietta Moran
Name: Julietta Moran
Title:   Director - Board Member